Exhibit 99.1

CureVac Doses First Participant in Phase 1 Study with Multivalent Influenza Vaccine Candidate Based on Second-Generation mRNA Backbone Developed in Collaboration with GSK

•	Multivalent technology approach for seasonal influenza mRNA vaccine candidate addressing four different influenza strains

•	Influenza candidate developed in collaboration with GSK within broad infectious disease vaccine program

TÜBINGEN, Germany/ BOSTON, USA – February 10, 2022 – CureVac N.V. (Nasdaq: CVAC), a global biopharmaceutical company developing a new class of transformative medicines based on messenger ribonucleic acid (“mRNA”), today announced that it has dosed the first participant in a Phase 1 study of its seasonal influenza second-generation mRNA vaccine candidate, CVSQIV, developed in collaboration with GSK. The differentiated multivalent vaccine candidate features multiple non-chemically modified mRNA constructs to induce immune responses against relevant targets of four different influenza strains. The use of customizable and rapidly produced mRNAs to address influenza could enable faster development and delivery of potentially improved vaccine candidates, featuring even short-term strain updates for the approaching influenza season.

“Providing seasonally updated yet highly effective influenza vaccines has historically been challenging. The successful implementation of mRNA technology to address the global COVID-19 pandemic has demonstrated a tremendous opportunity for this platform,” said Dr. Klaus Edvardsen, Chief Development Officer of CureVac. “Leveraging the inherent flexibility of our mRNA platform together with our fast manufacturing, we have successfully combined multiple different mRNAs in a single candidate with the goal to develop a potentially improved vaccine for seasonal influenza. We believe this represents an important advancement of this key technology.”

The Phase 1 dose-escalation study is being conducted in Panama and is expected to enroll up to 240 healthy adult participants to evaluate the safety, reactogenicity and immunogenicity of CVSQIV. In line with the mRNA development strategy in collaboration with GSK, both companies are also working on chemically modified mRNA technologies with clinical programs for influenza and COVID-19 expected to start later this year.

The CureVac-GSK infectious disease collaboration was first announced in July 2020 and focuses on the development of new products based on CureVac’s mRNA technology for different targets in the field of infectious diseases.

About CVSQIV

CVSQIV is the first seasonal influenza vaccine candidate in clinical development based on an advanced mRNA backbone developed by CureVac and is one of the second-generation mRNA vaccine candidates from the infectious disease program developed in collaboration with GSK. The differentiated candidate combines multiple separate non-chemically modified mRNA constructs encoding for antigens that address four different influenza strains. The Phase 1, open-label, dose-escalation study will assess the safety, reactogenicity and immunogenicity of CVSQIV in the dose range of 3 to 28µg in the predefined age groups of 18-55 years and 65 years and above. The study is expected to enroll up to 240 healthy participants and is being conducted in Panama. A clinical study to test the use of chemically modified mRNA is expected to begin later this year.

About CureVac

CureVac is a global biopharmaceutical company in the field of messenger RNA (mRNA) technology, with more than 20 years of expertise in developing and optimizing this versatile biological molecule for medical purposes. The principle of CureVac’s proprietary technology is the use of optimized mRNA as a data carrier to instruct the human body to produce its own proteins capable of fighting a broad range of diseases. In July 2020, CureVac entered in a collaboration with GSK to jointly develop new products in prophylactic vaccines for infectious diseases based on CureVac’s second-generation mRNA technology. This collaboration was later extended to the development of second-generation COVID-19 vaccine candidates, and modified mRNA vaccine technologies. Based on its proprietary technology, CureVac has built a deep clinical pipeline across the areas of prophylactic vaccines, cancer therapies, antibody therapies, and the treatment of rare diseases. CureVac had its initial public offering on the New York Nasdaq in August 2020. It is headquartered in Tübingen, Germany, and employs more than 900 people at its sites in Tübingen, Frankfurt, and Boston, USA.

CureVac Investor Relations Contact

Dr. Sarah Fakih, Vice President Corporate Communications and Investor Relations

CureVac, Tübingen, Germany

T: +49 7071 9883-1298

M: +49 160 90 496949

sarah.fakih@curevac.com

CureVac Media Contact

Bettina Jödicke-Braas, Manager Communications

CureVac, Tübingen, Germany

T: +49 7071 9883-1087

bettina.joedicke-braas@curevac.com

Forward-Looking Statements CureVac

This press release contains statements that constitute “forward looking statements” as that term is defined in the United States Private Securities Litigation Reform Act of 1995, including statements that express the opinions, expectations, beliefs, plans, objectives, assumptions or projections of CureVac N.V. and/or its wholly owned subsidiaries CureVac AG, CureVac Real Estate GmbH, CureVac Inc., CureVac Swiss AG and CureVac Corporate Services GmbH (the “company”) regarding future events or future results, in contrast with statements that reflect historical facts. Examples include discussion of the potential efficacy of the company’s vaccine and treatment candidates and the company’s strategies, financing plans, growth opportunities and market growth. In some cases, you can identify such forward-looking statements by terminology such as “anticipate,” “intend,” “believe,” “estimate,” “plan,” “seek,” “project,” or “expect,” “may,” “will,” “would,” “could,” “potential,” “intend,” or “should,” the negative of these terms or similar expressions. Forward-looking statements are based on management’s current beliefs and assumptions and on information currently available to the company. However, these forward-looking statements are not a guarantee of the company’s performance, and you should not place undue reliance on such statements. Forward-looking statements are subject to many risks, uncertainties and other variable circumstances, including negative worldwide economic conditions and ongoing instability and volatility in the worldwide financial markets, ability to obtain funding, ability to conduct current and future preclinical studies and clinical trials, the timing, expense and uncertainty of regulatory approval, reliance on third parties and collaboration partners, ability to commercialize products, ability to manufacture any products, possible changes in current and proposed legislation, regulations and governmental policies, pressures from increasing competition and consolidation in the company’s industry, the effects of the COVID-19 pandemic on the company’s business and results of operations, ability to manage growth, reliance on key personnel, reliance on intellectual property protection, ability to provide for patient safety, and fluctuations of operating results due to the effect of exchange rates or other factors. Such risks and uncertainties may cause the statements to be inaccurate and readers are cautioned not to place undue reliance on such statements. Many of these risks are outside of the company’s control and could cause its actual results to differ materially from those it thought would occur. The forward-looking statements included in this press release are made only as of the date hereof. The company does not undertake, and specifically declines, any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments, except as required by law.

For further information, please reference the company’s reports and documents filed with the U.S. Securities and Exchange Commission (SEC). You may get these documents by visiting EDGAR on the SEC website at www.sec.gov.

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